EXHIBIT 11.   STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE
(Unaudited)
Eli Lilly and Company and Subsidiaries

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

BASIC
Net income	$1,348.9	$1,158.5	$2,597.0	$2,471.6

Average number of common shares outstanding	1,099.2	1,094.6	1,098.8	1,094.4
Contingently issuable shares	4.6	2.6	5.0	2.8

Adjusted average shares	1,103.8	1,097.2	1,103.8	1,097.2

Basic earnings per share	$1.22	$1.06	$2.35	$2.25

DILUTED
Net income	$1,348.9	$1,158.5	$2,597.0	$2,471.6

Average number of common shares outstanding	1,099.2	1,094.6	1,098.8	1,094.4
Incremental shares — stock options and contingently issuable shares	4.6	2.6	5.0	2.8

Adjusted average shares	1,103.8	1,097.2	1,103.8	1,097.2

Diluted earnings per share	$1.22	$1.06	$2.35	$2.25

Dollars and shares in millions except per-share data.